

August 19, 2014

<u>Via E-mail</u>
Ms. Anne Kelly
Assistant General Counsel
AMC Networks, Inc.
11 Penn Plaza
New York, New York 10001

Re: **AMC Networks, Inc.**
            Form 10-K for the Year Ended December 31, 2013
            Filed February 27, 2014
            Definitive Proxy Materials on Schedule 14A
            Filed April 29, 2014
            File No. 001-35106

Dear Ms. Kelly:

        We have reviewed your filings and have the following comment. Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Definitive Proxy Materials on Schedule 14A</u>

<u>Annual Cash Incentives, page 27</u>

1.   Your introductory paragraph discloses that your NEOs are awarded bonuses under the CIP while other members of management are awarded bonuses under the MPIP. However, your third paragraph on page 28 indicates that "[e]ach of our NEOs holds a

corporate wide position and, as such his annual incentive award was based on company-wide achievement under the MPIP." In future filings, please clarify which portion of the annual incentive awards paid by the company to the NEOs, disclosed in paragraph 3 on page 28, were awarded under the CIP, and which portion were awarded under the MPIP. Also, please provide more fulsome disclosure concerning the nature of the "goals, strategies, operating performance and growth initiatives" by which awards under the MPIP are determined. As applicable, please disclose target levels with respect to specific quantitative or qualitative performance-related factors considered in making awards pursuant to the MPIP. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

Cc: John P. Mead, Esq.